UNITED STATES

OMB APPROVAL

SECURITIES AND EXCHANGE COMMISSION

OMB Number: 3235-0058

Washington, D.C. 20549

Expires:  March 31, 2006

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FORM 12b-25

SEC FILE NUMBER

0-2844 (Blue Ridge)

0-2843 (Big Boulder)

NOTIFICATION OF LATE FILING

CUSIP NUMBER

096005103 (Blue Ridge)

096004202 (Big Boulder)

(Check One): ☒ Form 10-K  ☐Form 20-F  ☐Form 11-K  ☐ Form 10-Q  ☐ Form 10-D

☐Form N-SAR  ☐Form N-CSR

For Period Ended:   October 31, 2005

[   ] Transition Report on Form 10-K

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Blue Ridge Real Estate Company Big Boulder Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

Route 940 and Moseywood Road
Address of Principal Executive Office (Street and Number)

Blakeslee, PA 18610
City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Blue Ridge Real Estate Company and Big Boulder Corporation (collectively, the “Company”) could not complete the filing of their Annual Report on Form 10-K for the fiscal year ended October 31, 2005 (“Annual Report”) due to the Company entering into a lease of its ski areas with a third party operator on December 1, 2005 (the “Transaction Date”) and the resulting adjustments to be made to the Company’s financial statements for the fiscal years ended prior to the Transaction Date.  In accordance with Rule 12b-25 of the Securities and Exchange Act of 1934, as amended, the Company will file the Annual Report no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Cynthia A. Barron, Controller

   570

443-8433

(Name)

(Area Code)

(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒  Yes  ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Blue Ridge Real Estate Company

Big Boulder Corporation

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date

January 31, 2006

By

/s/ Eldon D. Dietterick

Name:

Eldon D. Dietterick

Title:

Executive Vice President/Treasurer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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